EXHIBIT 12
                  AMERITECH CORPORATION AND SUBSIDIARIES
             COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                          (Dollars in Millions)
                                                Nine Months Ended
                                                   September 30
                                                  --------------
                                                 1996         1995
                                                 ----         ----
EARNINGS
- --------
Income before interest, income taxes
 and undistributed equity earnings..........   $2,760        $2,777
Preferred dividends of subsidiary (3).......       10             7
Portion of rent expense
 representing interest......................       48            44
Michigan Single Business tax................       33            30
                                               ------        ------
Total earnings (1) (2)......................   $2,851        $2,858
                                               ------        ------
FIXED CHARGES
- -------------
Interest expense............................   $  382        $  356
Preferred dividends of subsidiary...........       10             7
Capitalized interest........................       21             9
Portion of rent expense representing
 interest expense...........................       48            44
                                               ------        ------
Total fixed charges.........................   $  461        $  416
                                               ------        ------
Ratio of earnings to fixed charges..........     6.18          6.87
                                                =====         =====


(1) The results for the first nine months of 1995 reflect a $266 million pretax credit primarily from settlement gains resulting from lump sum pension payments to former employees who left the business in the nonmanagement work force restructuring, as well as a gain of $66 million related to the exchange of minority interests in certain cellular partnerships.

(2) Earnings represent income before income taxes and fixed charges. Since the Michigan Single Business Tax (the Tax) and rental expense have been deducted to arrive at income before interest and income taxes, the Tax and the one-third portion of rental expense considered to be fixed charges are added back.

(3) For purposes of the above computation, the preferred stock dividend requirement of a subsidiary has been increased to an amount representing the pretax earnings which would be required to cover the dividend requirements.